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ALIGNVEST ACQUISITION CORPORATION REPORTS THIRD QUARTER 2015
FINANCIAL RESULTS

Toronto, Ontario – March 7, 2016 – Alignvest Acquisition Corporation (TSX: AQX.A, AQX.WT) (“Alignvest Acquisition” or the “Company”) is reporting its financial results as at January 31, 2016 and for the period from inception of the Corporation on May 11, 2015 to January 31, 2016. The Company’s unaudited interim financial statements, along with the accompanying management’s discussion and analysis have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be viewed by interested parties under the Company’s profile at www.sedar.com or www.alignvestacquisition.com

About Alignvest Acquisition

Alignvest Acquisition is a special purpose acquisition corporation formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization or any similar business combination involving Alignvest Acquisition, also referred to as its qualifying acquisition.

About Alignvest Management Corporation

Alignvest Management Corporation (“Alignvest”), the sponsor of Alignvest Acquisition, is an alternative investment management firm created with the founding principle of increasing alignment between asset managers and their clients. Alignvest was formed in 2011 and has raised equity and investment capital from a number of private family offices and institutions. Alignvest’s founding partners have committed to invest over $230 million of their personal capital into funds managed by Alignvest on a fully discretionary basis, with the capital subject to an investment period to 2024 and subject to full recyclability (including all gains) over the investment period. Alignvest is the parent company of three investment platforms: Alignvest Capital Management Inc., for its public market strategies, Alignvest Private Capital, for its direct private investments, and Alignvest Investment Management Corporation, which provides institutional quality, total portfolio management capabilities to asset owners. Alignvest is headquartered in Toronto, Ontario, with an additional office in London, UK. Alignvest and its investment platforms have over 30 partners and employees.

Visit Alignvest Management Corporation at www.alignvest.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sanjil Shah
Chief Financial Officer and Partner, Alignvest Management Corporation
Chief Financial Officer and Corporate Secretary, Alignvest Acquisition Corporation
(416) 360-8248 or sshah@alignvest.com